Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Magellan GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan GP, LLC as of December 31, 2007 and 2006. These balance sheets are the responsibility of Magellan GP, LLC’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheets are free of material misstatement. We were not engaged to perform an audit of Magellan GP, LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magellan GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Magellan GP, LLC at December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

February 27, 2008

MAGELLAN GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$6,390	$—
Restricted cash	5,283	—
Accounts receivable (less allowance for doubtful accounts of $51 and $10 at December 31, 2006 and 2007, respectively)	51,730	62,834
Other accounts receivable	47,203	10,696
Affiliate accounts receivable	269	208
Inventory	91,550	120,462
Other current assets	8,294	10,882

Total current assets	210,719	205,082
Property, plant and equipment	2,427,979	2,603,262
Less: accumulated depreciation	382,266	455,074

Net property, plant and equipment	2,045,713	2,148,188
Equity investments	24,087	24,324
Long-term receivables	7,239	7,801
Goodwill	11,902	11,902
Other intangibles (less accumulated amortization of $5,196 and $6,743 at December 31, 2006 and 2007, respectively)	8,633	7,086
Debt placement costs (less accumulated amortization of $6,914 and $2,170 at December 31, 2006 and 2007, respectively)	5,239	6,368
Other noncurrent assets	3,478	6,322

Total assets	$2,317,010	$2,417,073

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$55,549	$39,622
Affiliate payroll and benefits	18,676	23,364
Accrued interest payable	9,266	7,197
Accrued taxes other than income	17,460	21,039
Environmental liabilities	34,952	36,127
Deferred revenue	22,901	20,797
Accrued product purchases	63,098	43,230
Current portion of long-term debt	272,678	—
Other current liabilities	25,647	29,268

Total current liabilities	520,227	220,644
Long-term debt	518,609	914,536
Long-term affiliate pension and benefits	29,278	22,370
Other deferred liabilities	59,311	52,324
Environmental liabilities	22,260	21,491
Non-controlling owners’ interests in consolidated subsidiaries	1,114,843	1,131,739
Commitments and contingencies
Owner’s equity:
Owner’s equity	62,569	58,563
Accumulated other comprehensive loss	(10,087)	(4,594)

Total owner’s equity	52,482	53,969

Total liabilities and owner’s equity	$2,317,010	$2,417,073

See accompanying notes.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Organization, Description of Business and Basis of Presentation

Organization

Unless otherwise noted, the terms “we,” “us,” “our” and other similar terms refer to Magellan GP, LLC, a Delaware limited liability company. We were formed in August 2000 to serve as the general partner of Magellan Midstream Partners, L.P. and manage its operations.

Our organizational structure at December 31, 2007 and that of our affiliate entities, as well as how we refer to these entities in our notes to consolidated balance sheets, are provided below.

We own an approximate 2% general partner interest in MMP and all of MMP’s incentive distribution rights, and we serve as MMP’s general partner. Because we control MMP, it is included in our consolidated balance sheets (see Note 2—Summary of Significant Accounting Policies – Basis of Presentation). Therefore, the Description of Business discussion below relates to MMP. The incentive distribution rights of MMP that we own entitle us to receive increasing percentages of MMP’s distributions, up to a maximum of 48%.

We and MMP do not have employees. We and MMP have contracted with MGG GP to provide MMP with all general and administrative services and operating functions required for its operation.

Description of Business

MMP owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system, the operations of which are described below:

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Petroleum Products Pipeline System. MMP’s petroleum products pipeline system includes 8,500 miles of pipeline and 47 terminals that provide transportation, storage and distribution services. MMP’s petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, North Dakota, Minnesota, Wisconsin and Illinois. The products transported on MMP’s pipeline system are primarily gasoline, distillates, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airports and other end-users. MMP also owns an agreement to supply petroleum products to a customer in the west Texas markets. The purchase, transportation and resale of petroleum products associated with this supply agreement have been included in the petroleum products pipeline segment. See Note 17—Subsequent Events for recent events involving our product supply agreement. MMP has an ownership interest in Osage Pipe Line Company, LLC (“Osage Pipeline”), which owns the 135-mile Osage pipeline that transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s petroleum products blending and fractionation operations are also included in the petroleum products pipeline system segment.

Petroleum Products Terminals. Most of MMP’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks, crude oils and heavy oils and feedstocks. The terminal network consists of seven marine terminals and 27 inland terminals. Five of MMP’s marine terminal facilities are located along the Gulf Coast and two marine terminal facilities are located on the East Coast. MMP’s inland terminals are located primarily in the southeastern United States.

Ammonia Pipeline System. The ammonia pipeline system consists of a 1,100-mile ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

2. Summary of Significant Accounting Policies

Basis of Presentation. At December 31, 2006 and 2007, our general partner ownership interest in MMP was 2.0% and 1.995%, respectively. In January 2008 our general partner interest changed to 1.989% (see Note 17—Subsequent Events). Our ownership of MMP is derived solely through our general partner ownership interest in MMP.

Our general partner ownership interest in MMP gives us control of MMP as: (i) the limited partner interests in MMP do not have the substantive ability to dissolve MMP, (ii) the limited partners can remove us as MMP’s general partner only with a supermajority vote of the limited partner units and the limited partner units which can be voted in such an election are restricted, and (iii) the limited partners do not possess substantive participating rights in MMP’s operations. As such, our consolidated balance sheets include the assets and liabilities of MMP. All intercompany transactions have been eliminated.

Use of Estimates. The preparation of our consolidated balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated balance sheet. Actual results could differ from those estimates.

Regulatory Reporting. MMP’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 report filed with the FERC that differ from those used in these balance sheets. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. MMP follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents. Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

Restricted Cash. Restricted cash included cash held by MMP pursuant to the terms of the Magellan Pipeline Company, L.P. (“Magellan Pipeline”) notes (see Note 9—Debt).

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. MMP extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with MMP and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Inventory Valuation. Inventory is comprised primarily of refined petroleum products, natural gas liquids, transmix and additives, which are stated at the lower of average cost or market.

Property, Plant and Equipment. Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment. Property, plant and equipment are stated at cost except for impaired assets. Impaired assets are recorded at fair value on the last impairment evaluation date for which an adjustment was required. At the time of MGG’s acquisition of its interest in MMP on June 17, 2003, we recorded MMP’s property, plant and equipment at 54.6% of their fair values and at 46.4% of their historical carrying values as of June 17, 2003, reflecting MGG’s ownership percentages in MMP at that time.

Most of MMP’s assets are depreciated individually on a straight-line basis over their useful lives; however, the individual components of certain assets, such as some of MMP’s older tanks, are grouped together into a composite asset and those assets are depreciated using a composite rate. MMP assigns asset lives based on reasonable estimates when an asset is placed into service. Subsequent events could cause MMP to change its estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of MMP’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The range of depreciable lives by asset category is detailed in Note 4—Property, Plant and Equipment.

The carrying value of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded on the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are retired. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Direct project costs such as labor and materials are capitalized as incurred. Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred.

Asset Retirement Obligation. MMP records asset retirement obligations under the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations and Financial Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations (as amended).” SFAS No. 143 requires the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded to expense. FIN No. 47 clarified that where there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

MMP’s operating assets generally consist of underground refined products and ammonia pipelines and related facilities along rights-of-way and above-ground storage tanks and related facilities. MMP’s rights-of-way agreements typically do not require the dismantling, removal and reclamation of the rights-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, MMP’s pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, except for a $1.4 million liability associated with anticipated tank liner replacements, MMP has recorded no liability or corresponding asset in conjunction with SFAS No. 143 and FIN No. 47 because both the amounts and future dates of when such costs might be incurred are indeterminable.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Equity Investments. MMP accounts for investments greater than 20% in affiliates which it does not control by the equity method of accounting. Under this method, an investment is recorded at its acquisition cost, plus its equity in undistributed earnings or losses since acquisition, less distributions received and less amortization of excess net investment. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. Equity method investments are evaluated for impairment annually or whenever events or circumstances indicate that there is a loss in value of the investment which is other-than-temporary. In the event that MMP determines that the loss in value of an investment is other-than-temporary, it would record a charge to earnings to adjust the carrying value to fair value. MMP recorded no equity investment impairments during 2006 or 2007.

Goodwill and Other Intangible Assets. MMP has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill was $11.9 million at December 31, 2006 and 2007. All of our reported goodwill was acquired in transactions involving MMP’s petroleum products terminals segment and therefore is all allocated to that segment.

The determination of whether goodwill is impaired is based on management’s estimate of the fair value of MMP’s reporting units as compared to their carrying values. Critical assumptions used in MMP’s estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 2.5% per year, except general and administrative (“G&A”) costs with an assumed growth of 4.0% per year, (iii) weighted-average cost of capital of 10.3% based on assumed cost of debt of 6.5%, assumed cost of equity of 14.0% and a 50%/50% debt-to-equity ratio, (iv) capital spending growth of 2.5% and (v) 8 times earnings before interest, taxes and depreciation and amortization multiple for terminal value. MMP selected October 1 as its impairment measurement test date and has determined that its goodwill was not impaired as of October 1, 2006 or 2007. If impairment were to occur, the amount of the impairment would be charged against earnings in the period in which the impairment occurred. The amount of the impairment would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of MMP’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of goodwill on our consolidated balance sheets.

Other intangible assets are amortized over their estimated useful lives of 5 years up to 25 years. The weighted-average asset life of MMP’s other intangible assets at December 31, 2007 was approximately 10 years. The useful lives are adjusted if events or circumstances indicate there has been a change in the remaining useful lives. MMP’s other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of the intangible asset should be assessed. MMP recognized no impairments for other intangible assets in 2006 or 2007.

Impairment of Long-Lived Assets. MMP has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, MMP evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. The amount of the impairment recognized is calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

Long-lived assets to be disposed of through sales that meet specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change. MMP had no assets classified as “held for sale” during 2006 or 2007.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of long-lived asset values in our consolidated balance sheets.

In 2006, MMP recognized a $3.0 million charge against the earnings of its petroleum products pipeline system segment associated with an impairment of its Menard, Illinois terminal. The carrying value of the Menard, Illinois terminal prior to the impairment was $3.6 million. The fair value of the terminal was determined using probability-weighted discounted cash flow techniques.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In 2007, MMP recognized $2.2 million in charges against the earnings of its petroleum products pipeline system segment associated with the impairment of certain sections of its pipeline in Illinois and Missouri, most of which were idle. One impairment analysis was initiated as a result of an offer from a third party to acquire a section of pipe. The carrying value of the pipeline prior to the impairment was $3.0 million. The fair value of this asset ($1.7 million) was determined using discounted cash flow techniques. The other impairment analysis was initiated when management declared its intention to cease maintenance on a certain section of pipe. The $0.9 million carrying value of this section of pipe was completely written off.

Lease Financings. Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The net investment in the lease is the difference between the total minimum lease payment receivable and the associated unearned income.

Debt Placement Costs. Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, any remaining placement costs associated with that debt are written off. When MMP increases the borrowing capacity of its revolving credit facility, the unamortized deferred costs associated with the old revolving credit facility, any fees paid to the creditor and any third-party cost incurred are capitalized and amortized over the term of the new revolving credit facility.

Capitalization of Interest. Interest on borrowed funds is capitalized on projects during construction based on the weighted average interest rate of MMP’s debt. MMP capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million.

Pension and Postretirement Medical and Life Benefit Obligations. MGG GP sponsors three pension plans, which covers substantially all of its employees, a postretirement medical and life benefit plan for selected employees and a defined contribution plan. Our affiliate pension and postretirement benefit liabilities represent the funded status of the present value of benefit obligations of these plans.

MGG GP’s pension, postretirement medical and life benefits costs are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities related to these plans. These factors include assumptions management makes with regard to interest rates, expected investment return on plan assets, rates of increase in health care costs, turnover rates and rates of future compensation increases, among others. In addition, subjective factors such as withdrawal and mortality rates are used to develop actuarial valuations. Management reviews and updates these assumptions on an annual basis. The actuarial assumptions that MGG GP uses may differ from actual results due to changing market rates or other factors. These differences could result in a significant impact to the amount of pension and postretirement medical and life benefit liabilities we have recorded or may record.

Paid-Time Off Benefits. Affiliate liabilities for paid-time off benefits are recognized for all employees performing services for MMP when earned by those employees. MMP recognized affiliate paid-time off liabilities of $8.0 million and $8.8 million at December 31, 2006 and 2007, respectively. These balances represent the remaining vested paid-time off benefits of employees who support MMP. Affiliate liabilities for paid-time off are reflected in the affiliate payroll and benefits balances of the consolidated balance sheets.

Derivative Financial Instruments. We use interest rate derivatives to help us manage interest rate risk. MMP accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Financial Instruments and Hedging Activities,” as amended, which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are executed to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are executed to hedge the value of a recognized asset or liability. At inception of a hedged transaction, MMP documents the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. MMP also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows or fair value of the

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

hedge item. If MMP determines that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, MMP discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

As part of MMP’s risk management process, it assesses the creditworthiness of the financial and other institutions with which it executes financial derivatives. MMP uses, or has used, derivative agreements primarily for fair value hedges of its debt, cash flow hedges of forecasted debt transactions and for forward purchases and forward sales of petroleum products. Such financial instruments involve the risk of non-performance by the counterparty, which could result in material losses to MMP.

MMP also uses derivatives to help it manage product purchases and sales. Derivatives that qualify for and for which MMP designates as normal purchases and sales are exempted from the fair value accounting requirements of SFAS No. 133, as amended, and are accounted for using traditional accrual accounting. As of December 31, 2007, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $57.8 million. Additionally, MMP had commitments at December 31, 2007 under future contracts for product sales that will be accounted for as normal sales totaling approximately $76.1 million.

MMP generally reports gains, losses and any ineffectiveness from interest rate derivatives in other income in its results of operations. MMP recognizes the effective portion of cash flow hedges, which hedge against changes in interest rates, as adjustments to other comprehensive income. MMP records the non-current portion of unrealized gains or losses associated with fair value hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Deferred Transportation Revenue and Costs. Customers on MMP’s petroleum products pipeline are invoiced for transportation services when their product enters MMP’s system. At each period end, MMP records all invoiced amounts associated with products that have not yet been delivered (in-transit products) as a deferred liability. Additionally, at each period end, MMP defers the direct costs it has incurred associated with these in-transit products until delivery occurs. These deferred costs are determined using judgments and assumptions that management considers reasonable.

Unit-Based Incentive Compensation Awards. The compensation committee of our board of directors has issued incentive awards of MMP phantom units, without distribution equivalent rights, representing limited partner interests in MMP to certain employees of MGG GP who support MMP. In addition, we have issued phantom units with distribution equivalent rights to certain of our directors. These awards are accounted for as prescribed in SFAS No. 123(R), “Share-Based Payments.”

Under SFAS No. 123(R), MMP classifies unit award grants as either equity or liabilities. Fair value for MMP award grants classified as equity is determined on the grant date of the award and this value is recognized as compensation expense ratably over the requisite service period. Fair value for MMP equity awards is calculated as the closing price of MMP’s common units representing limited partner interests in it on the grant date reduced by the present value of expected per-unit distributions to be paid by MMP during the requisite service period. MMP unit award grants classified as liabilities are re-measured at fair value on the close of business at each reporting period end until settlement date. Compensation expense for MMP liability awards for each period is the re-measured value of the award grants times the percentage of the requisite service period completed less previously-recognized compensation expense.

Certain MMP unit award grants include performance and other provisions, which can result in payouts to the recipients from zero up to 200% of the amount of the award. Additionally, certain MMP unit award grants are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by 20%. Judgments and assumptions of the final award payouts are inherent in the accruals recorded for unit-based incentive compensation costs. The phantom units issued to our directors have been accounted for as liabilities. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation liabilities in our consolidated balance sheets.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Environmental. Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental costs are probable and can be reasonably estimated. Environmental liabilities are recorded on an undiscounted basis except for those instances where the amounts and timing of the future payments are fixed or reliably determinable. MMP uses the risk-free interest rate to discount these liabilities. Expected payments on discounted liabilities are $0.2 million during each year in 2008, 2009, 2010 and 2011 and $0.1 million in 2012. A reconciliation of our undiscounted environmental liabilities to amounts reported on our consolidated balance sheets is as follows (in thousands):

	December 31,
	2006	2007
Aggregate undiscounted environmental liabilities	$62,721	$63,165
Amount of environmental liabilities discounted	(5,509)	(5,547)

Environmental liabilities as reported	$57,212	$57,618

Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters reflect prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Accrued costs include compensation and benefit expense of internal employees directly involved in remediation efforts. MMP maintains selective insurance coverage, which may cover all or portions of certain environmental expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable. MMP would sustain losses to the extent of amounts it has recognized as environmental receivables if the counterparties become insolvent or are otherwise unable to perform their obligations to MMP.

Management has determined that certain costs would have been covered by the indemnifications of MMP by a former affiliate, which have been settled (see Note 13—Commitments and Contingencies). Management makes judgments on what would have been covered by these indemnifications. All costs charged to MMP’s income that would have been covered by these indemnifications are charged directly to us in determining MMP’s allocation of net income (see Non-Controlling Owners’ Interests of Consolidated Subsidiaries discussion below).

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental remediation costs in our consolidated balance sheets.

Non-Controlling Owners’ Interests of Consolidated Subsidiaries. The non-controlling owners’ interest of consolidated subsidiaries (“non-controlling interest”) on our balance sheets reflect the outside ownership interest of MMP, which was approximately 98.0% at December 31, 2006 and 2007. Non-controlling interest expense is the limited partners’ allocation of MMP’s net income, less allocations of amounts associated with each period’s amortization of the step-up in basis of the assets and liabilities of MMP.

For purposes of calculating non-controlling interest, MMP’s net income is allocated to its general and limited partners based on their proportionate share of cash distributions for the period, with adjustments made for certain charges which are specifically allocated to us. However, for periods in which MMP’s net income exceeds its distributions, the net income allocation is adjusted as if the undistributed net income is allocated approximately 2% to us and the remainder to the limited partners.

All amounts MGG received from the sale of MMP limited partner units during 2004 and 2005 were recorded as increases to non-controlling interest on our balance sheet. However, in 2006, following the termination of MMP’s subordination period, we recorded a reclassification of $277.4 million from non-controlling interest to partners’ capital. This reclassification recognized the gain on sale of MMP’s limited partner units in 2004 and 2005.

Income Taxes. We and MMP are partnerships for income tax purposes and therefore are not subject to federal income taxes or state income taxes. The tax on MMP’s net income is borne by the individual partners through the allocation of taxable income. Net income for financial statement purposes may differ significantly from taxable income of unitholders as a

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under MMP’s partnership agreement. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes in us is not available to us.

Segment Disclosures. Total assets and goodwill for MMP’s operating segments at December 31, 2006 and 2007 is provided below:

	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia System	Total
December 31, 2006
Segment assets	$1,613,414	$610,686	$30,519	$2,254,619
Corporate assets				62,391

Total assets				$2,317,010

Goodwill	$—	$11,902	$—	$11,902

Investment in equity method investee	$24,087	$—	$—	$24,087

December 31, 2007
Segment assets	$1,693,466	$661,339	$32,464	$2,387,269
Corporate assets				29,804

Total assets				$2,417,073

Goodwill	$—	$11,902	$—	$11,902

Investment in equity method investee	$24,324	$—	$—	$24,324

New Accounting Pronouncements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), “Business Combinations.” This Statement requires, among other things, that entities; (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) recognize, with certain exceptions, pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) expense, as incurred, acquisition-related transaction costs; and (vi) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities (as amended)” are met as of the acquisition date. This Statement is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. We do not expect that the initial adoption of this Statement will have a material impact on our financial position.

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements.” This Statement requires, among other things, that: (i) the non-controlling interest be clearly identified and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; (iii) all changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently (as equity transactions); (iv) when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment; and (v) sufficient disclosures be made to clearly identify and distinguish between the interests of the parent and the interests of non-controlling owners. SFAS

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. This statement will have a material impact on the presentation of our financial position as the non-controlling owners’ interests of consolidated subsidiaries will be reported as a component of equity instead of being reported as a liability.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of mitigating volatility in reported earnings caused by measuring related assets and liabilities differently (without being required to apply complex hedge accounting provisions). We can make an election at the beginning of each fiscal year beginning after November 15, 2007 to adopt this statement. We do not plan to adopt this statement.

In January 2007, the FASB issued Revised Statement 133 Implementation Issue No. G19, “Cash Flow Hedges: Hedging Interest Rate Risk for the Forecasted Issuances of Fixed-Rate Debt Arising from a Rollover Strategy.” This Implementation Issue clarified that in a cash flow hedge of a variable-rate financial asset or liability, the designated risk being hedged cannot be the risk of changes in its cash flows attributable to changes in the specifically identified benchmark rate if the cash flows of the hedged transaction are explicitly based on a different index. Our adoption of this Implementation Issue did not have a material impact on our financial position.

In January 2007, the FASB issued Statement 133 Implementation Issue No. G26, “Cash Flow Hedges: Hedging Interest Cash Flows on Variable-Rate Assets and Liabilities That Are Not Based on a Benchmark Interest Rate.” This Implementation Issue clarified, given the guidance in Implementation Issue No. G19, that an entity may hedge the variability in cash flows by designating the hedged risk as the risk of overall changes in cash flows. Our adoption of this Implementation Issue did not have a material impact on our financial position.

In October 2006, the FASB adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 was required to be adopted for financial statements issued after December 15, 2006. We adopted SFAS No. 158 in December 2006 and, as a result, recorded an increase in our pension and postretirement liabilities of $17.6 million, with an offsetting increase to accumulated other comprehensive loss of $17.6 million.

In October 2006, the FASB adopted Financial Staff Position (“FSP”) No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1.” This FSP addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” This FSP clarified that awards issued to an employee in exchange for past or future employee services that are subject to Statement 123(R) will continue to be subject to the recognition and measurement provisions of Statement 123(R) throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. However, only for purposes of this FSP, a modification does not include a change to the terms of the award if that change is made solely to reflect an equity restructuring that occurs when the holder is no longer an employee. The provisions in this FSP were required to be applied in the first reporting period beginning after October 10, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position.

In October 2006, the FASB adopted FSP No. FAS 123(R)-6, “Technical Corrections of FASB Statement No. 123(R).” This FSP clarifies that on the date any equity-based incentive awards are determined to no longer be probable of vesting, any previously recognized compensation cost should be reversed. Further, the FSP clarifies that an offer, made for a limited time period, to repurchase an equity-based incentive award should be excluded from the definition of a short-term inducement and should not be accounted for as a modification pursuant to paragraph 52 of Statement 123(R). The provisions in this FSP were required to be applied in the first reporting period beginning after October 20, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position.

In September 2006, the FASB adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. While SFAS No. 157 did not impact our valuation methods, it expanded our disclosures of assets and liabilities which are recorded at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We adopted this statement in 2007, and its adoption did not have a material impact on our financial position.

In September 2006, the FASB issued FSP No. AUG AIR-a, “Accounting for Planned Major Maintenance Projects.” This FSP prohibits the accrual of any estimated planned major maintenance costs because the accrued liabilities do not meet the definition of a liability under Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements.” The FSP also requires disclosure of an entity’s accounting policies relative to major maintenance. The guidance provided in this FSP was required to be applied to the first fiscal year following December 31, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position. Our accounting policy regarding maintenance projects, which states that expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred, is included under Property, Plant and Equipment, above.

In February 2006, the FASB issued FSP No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement Upon the Occurrence of a Contingent Event.” This FSP provides that long-term equity incentive awards can still qualify for equity treatment if they contain a clause that allows for the payment of cash to award recipients under certain circumstances, such as a change in control of the general partner of a limited partnership. We adopted this FSP in February 2006, and its adoption did not have a material impact on our financial position.

3. Inventory

Inventories at December 31, 2006 and 2007 were as follows (in thousands):

	December 31,
	2006	2007
Refined petroleum products	$45,839	$65,215
Natural gas liquids	28,848	16,233
Transmix	14,449	32,824
Additives	2,026	5,812
Other	388	378

Total inventories	$91,550	$120,462

4. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2006	2007
Construction work-in-progress	$67,330	$112,891
Land and rights-of-way	57,178	56,715
Carrier property	1,530,907	1,406,295	24 –50 years
Buildings	13,670	15,467	20 –53 years
Storage tanks	323,115	427,159	20 –40 years
Pipeline and station equipment	128,558	224,324	4 – 59 years
Processing equipment	255,865	301,134	3 – 53 years
Other	51,356	59,277	3 – 48 years

Total	$2,427,979	$2,603,262

Carrier property is defined as pipeline assets regulated by the FERC. During 2007, MMP reclassified $167.6 million of carrier property, primarily into buildings, storage tanks, processing equipment and pipeline and station equipment. Other includes interest capitalized of $19.3 million and $22.5 million at December 31, 2006 and 2007, respectively.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

5. Equity Investments

MMP uses the equity method to account for its 50% ownership interest in Osage Pipeline. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income. Income from MMP’s equity investment in Osage Pipeline is included with its petroleum products pipeline system.

The condensed balance sheet for Osage Pipeline as of December 31, 2006 and 2007 is presented below (in thousands):

	December 31,
	2006	2007
Current assets	$5,015	$6,180
Noncurrent assets	$4,278	$4,917
Current liabilities	$697	$719
Members’ equity	$8,596	$10,378

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	December 31,
	2006	2007
Investment at beginning of period	$24,888	$24,087
Earnings in equity investment:
Proportionate share of earnings	3,988	4,691
Amortization of excess investment	(664)	(664)

Net earnings in equity investment	3,324	4,027
Cash distributions	(4,125)	(3,800)
Other	—	10

Equity investment at end of period	$24,087	$24,324

MMP’s investment in Osage Pipeline included an excess net investment amount of $21.7 million. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. The unamortized excess net investment amount at December 31, 2006 and 2007 was $19.8 million and $19.1 million, respectively, and represents additional value of the underlying identifiable assets.

6. Concentration of Risks

MMP transports refined petroleum products for refiners and marketers in the petroleum industry. The major concentration of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to and revenues from MMP’s customers generally are secured by warehouseman’s liens, providing MMP with the ability to sell stored customer products to recover unpaid receivable balances, if necessary. MMP periodically evaluates the financial condition and creditworthiness of other customers to whom they make unsecured sales. MMP also requires additional security as it considers necessary.

The employees assigned to conduct MMP’s operations are employees of MGG GP. As of December 31, 2007, MGG GP employed 1,127 employees. MMP considers its employee relations to be good.

At December 31, 2007, the labor force of 596 employees assigned to MMP’s petroleum products pipeline system was concentrated in the central United States. Approximately 35% of these employees are represented by the United Steel Workers Union (“USW”) and covered by a collective bargaining agreement that expires January 31, 2009. The labor force of

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

242 employees assigned to MMP’s petroleum products terminals operations at December 31, 2007 is primarily concentrated in the southeastern and Gulf Coast regions of the United States. Approximately 10% of these employees are represented by the International Union of Operating Engineers (“IUOE”) and covered by a collective bargaining agreement that expires in October 2010. A third-party contractor operates MMP’s ammonia pipeline and no employees are specifically assigned to those operations.

7. Employee Benefit Plans

MGG GP sponsors a union pension plan for certain hourly employees (“USW plan”) and a pension plan for certain non-union employees (“Salaried plan”), a postretirement benefit plan for selected employees and a defined contribution plan. During 2007, MGG GP established a separate pension fund for the IUOE union employees assigned to MMP’s New Haven, Connecticut terminal (“IUOE plan”). MMP is required to reimburse the plan sponsor for all costs the plan sponsor incurs in connection with the pension plans, postretirement plan and defined contribution plan for qualifying individuals assigned to MMP’s operations

In December 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Upon adoption of SFAS No. 158, we recognized the funded status of the present value of the benefit obligation of MGG GP’s pension plans and its postretirement medical and life benefit plan.

The annual measurement date for the aforementioned plans is December 31. The following table presents the changes in affiliate benefit obligations and plan assets for pension benefits and other postretirement benefits for the year ended December 31, 2006 and 2007 (in thousands):

	Pension Benefits		Other Postretirement Benefits
	2006	2007	2006	2007
Change in affiliate benefit obligation:
Affiliate benefit obligation at beginning of year	$39,122	$43,849	$19,280	$15,004
Service cost	5,587	5,765	469	533
Interest cost	2,206	2,539	834	1,026
Plan participants’ contributions	—	—	55	61
Actuarial (gain) loss	332	(837)	720	661
Plan amendment (a)	—	—	(6,159)	—
Benefits paid	(3,398)	(951)	(195)	(216)
Pension settlement	—	(8,248)	—	—

Affiliate benefit obligation at end of year	43,849	42,117	15,004	17,069
Change in plan assets:
Fair value of plan assets at beginning of year	25,465	29,416	—	—
Employer contributions	5,259	15,000	140	155
Plan participants’ contributions	—	—	55	61
Actual return on plan assets	2,090	1,382	—	—
Benefits paid	(3,398)	(951)	(195)	(216)
Settlement benefits paid	—	(8,248)	—	—

Fair value of plan assets at end of year	29,416	36,599	—	—

Funded status at end of year	$(14,433)	$(5,518)	$(15,004)	$(17,069)

Accumulated affiliate benefit obligation	$32,042	$31,139

(a)	During 2006 MGG GP increased the deductibles and premiums of the plan participants, which resulted in a decrease in MMP’s obligation to MGG GP for the postretirement medical and life benefit plan.

The amounts included in pension benefits in the above table combine the union pension plans with the Salaried pension plan. At December 31, 2006, the USW plan had an accumulated benefit obligation of $23.2 million, which exceeded the fair value of plan assets of $20.4 million. At December 31, 2007, the fair value of MGG GP’s USW and Salaried pension plans’ assets exceeded the fair values of their respective accumulated benefit obligations and the fair value of MGG GP’s IUOE plan assets was equal to the fair value of its accumulated benefit obligation. Amounts recognized in the consolidated balance sheets were as follows (in thousands):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

	Pension Benefits		Other Postretirement Benefits
	2006	2007	2006	2007
Amounts recognized in consolidated balance sheet:
Current accrued benefit cost	$—	$—	$(159)	$(217)
Long-term accrued benefit cost	(14,433)	(5,518)	(14,845)	(16,852)

	(14,433)	(5,518)	(15,004)	(17,069)
Accumulated other comprehensive income:
Net actuarial loss	6,390	4,980	5,411	5,384
Prior service cost (credit)	2,184	1,876	(4,680)	(3,829)

Net amount recognized in consolidated balance sheet	$(5,859)	$1,338	$(14,273)	$(15,514)

The weighted-average rate assumptions used to determine benefit obligations as of December 31, 2006 and 2007 were as follows:

	Pension Benefits		Other Postretirement Benefits
	2006	2007	2006	2007
Discount rate	5.75%	6.50%	6.00%	6.50%
Rate of compensation increase – Salaried plan	5.00%	5.00%	N/A	N/A
Rate of compensation increase – USW plan	4.50%	4.50%	N/A	N/A
Rate of compensation increase – IUOE plan	N/A	5.00%	N/A	N/A

The non-pension postretirement benefit plans provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with management’s expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

The annual assumed rate of increase in the health care cost trend rate for 2008 is 12.8% decreasing systematically to 5.47% by 2015 for pre-65 year-old participants and 8.2% decreasing systematically to 5.4% by 2015 for post-65 year-old participants. The health care cost trend rate assumption has a significant effect on the amounts reported. As of December 31, 2007, a 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	1% Increase	1% Decrease
Change in postretirement benefit obligation	$2,519	$2,350

The expected long-term rate of return on plan assets was determined by combining a review of projected returns, historical returns of portfolios with assets similar to the current portfolios of the pension plans and target weightings of each asset classification. MGG GP’s investment objective for the assets within the pension plans is to earn a return which exceeds the growth of its obligations that result from interest costs and changes in interest rates, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market value from year to year, or of incurring large losses that may result from concentrated positions. MGG GP evaluates risks based on the potential impact on the predictability of contribution requirements, probability of under-funding, expected risk-adjusted returns and investment return volatility. Funds are invested with multiple investment managers. The target allocation percentages and the actual weighted-average asset allocation at December 31, 2006 and 2007 were as follows:

	2006		2007
	Actual	Target	Actual (a)	Target
Equity securities	65%	67%	55%	63%
Debt securities	31%	32%	29%	36%
Other	4%	1%	16%	1%

(a)	MMP made cash contributions of $15.0 million to the pension plans in the 2007 fiscal year. Amounts contributed in 2007 in excess of benefit payments made were to be invested in debt and equity securities over a twelve-month period, with the amounts that remained uninvested as of December 31, 2007 scheduled for investment over the following six months. Excluding these uninvested cash amounts, our actual allocation percentages at December 31, 2007 would have been 66% equity securities and 34% debt securities. In 2008, these uninvested cash amounts will be invested in equity and debt securities to bring the total asset allocation in line with the target allocation.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2007, benefit amounts expected to be paid through December 31, 2017 were as follows (in thousands):

	Pension Benefits	Other Postretirement Benefits
2008	$1,797	$217
2009	2,240	331
2010	2,311	443
2011	2,442	562
2012	2,670	688
2013 through 2017	15,934	4,887

Contributions estimated to be paid in 2008 are $4.6 million and $0.2 million for the pension and other postretirement benefit plans, respectively.

8. Related Party Transactions

MMP and MGG reimburse MGG GP for the costs of employees necessary to conduct their operations and administrative functions. The affiliate payroll and benefits accruals associated with this agreement at December 31, 2006 and 2007 were $18.7 million and $23.4 million, respectively. The long-term affiliate pension and benefits accrual associated with this agreement at December 31, 2006 and 2007 was $29.3 million and $22.4 million, respectively. MMP and MGG settle their respective affiliate payroll, payroll-related expenses and non-pension postretirement benefit costs with MGG GP on a monthly basis. MMP settles its long-term affiliate pension liabilities through payments to MGG GP when MGG GP makes contributions to its pension funds.

MGG MH is partially owned by an affiliate of Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“CRF”). During the period June 17, 2003 through January 30, 2007, one or more of the members of our eight-member board of directors was a representative of CRF. Our board of directors adopted procedures internally to assure that our proprietary and confidential information was protected from disclosure to competing companies in which CRF owned an interest. As part of these procedures, CRF agreed that none of its representatives would serve on our board of directors and on the boards of directors of competing companies in which CRF owned an interest. CRF is part of an investment group that has purchased Knight, Inc. (formerly known as Kinder Morgan, Inc.). To alleviate competitive concerns the Federal Trade Commission (“FTC”) raised regarding this transaction, CRF agreed with the FTC to remove their representatives from our board of directors. CRF’s agreement with the FTC was announced on January 25, 2007, and as of January 30, 2007, all of the representatives of CRF voluntarily resigned from our board of directors.

During the period January 1, 2006 through January 30, 2007, CRF had total combined general and limited partner interests in SemGroup, L.P. (“SemGroup”) of approximately 30%. During the aforementioned time period, one of the members of the seven-member board of directors of SemGroup’s general partner was a representative of CRF, with three votes on that board. Through its affiliates, MMP was a party to a number of arms-length transactions with SemGroup and its affiliates, which it had historically disclosed as related party transactions. For accounting purposes, MMP has not classified SemGroup as a related party since the voluntary resignation of the CRF representatives from our board of directors as of January 30, 2007. As of December 31, 2006, MMP had recognized a receivable of $4.0 million from and a payable of $18.8 million to SemGroup and its affiliates. The receivable was included with the accounts receivable amount and the payable was included with the accounts payable amount on our December 31, 2006 consolidated balance sheets.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In February 2006, MMP signed an agreement with an affiliate of SemGroup under which it agreed to construct two 200,000 barrel tanks on its property at El Dorado, Kansas, to sell these tanks to SemGroup’s affiliate and to lease these tanks back under a 10-year operating lease. During 2006, MMP received $6.1 million associated with this transaction from SemGroup’s affiliate. MMP received no funds associated with this transaction during the 2007 period in which SemGroup was classified as a related party.

During May 2005, our board of directors appointed John P. DesBarres as an independent board member. Mr. DesBarres currently serves as a board member for American Electric Power Company, Inc., of Columbus, Ohio (“AEP”). For the years ended December 31, 2006 and 2007, MMP’s operating expenses included $2.9 million and $2.7 million, respectively, of power costs incurred with Public Service Company of Oklahoma (“PSO”), which is a subsidiary of AEP. MMP had no amounts payable to or receivable from PSO or AEP at December 31, 2006 or 2007.

Because MMP’s distributions have exceeded target levels as specified in its partnership agreement, we receive approximately 50% of any incremental cash distributed per limited partner unit. As of December 31, 2007, our executive officers collectively owned approximately 5% of MGG MH, which owned 14% of MGG. Therefore, our executive officers also benefit from these distributions. In 2006 and 2007, distributions we received from MMP, based on our general partner interest and incentive distribution rights, totaled $56.3 million and $70.3 million, respectively.

During February 2006, MGG sold 35% of its common units in an initial public offering. We did not receive any of the proceeds from MGG’s initial public offering and do not expect our ownership structure or MMP’s operations will be materially impacted by this transaction. In connection with the closing of this offering, MMP’s partnership agreement was amended to remove the requirement for us to maintain our 2% interest in any future offering of MMP limited partner units. In addition, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to us by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million.

A former affiliate had indemnified MMP against certain environmental costs. The environmental indemnifications MMP had with the former affiliate were settled during 2004 (see Note 13—Commitments and Contingencies for information relative to this settlement). The receivable from the former affiliate at December 31, 2006 and 2007 was $33.9 million and $0, respectively.

9. Debt

Consolidated debt at December 31, 2006 and 2007 was as follows (in thousands):

	December 31,
	2006	2007
Revolving credit facility	$20,500	$163,500
6.45% Notes due 2014	249,589	249,634
5.65% Notes due 2016	248,520	252,494
6.40% Notes due 2037	—	248,908
Magellan Pipeline notes	272,678	—

Total Debt	$791,287	$914,536

The face value of MMP’s debt outstanding as of December 31, 2007 was $913.5 million. The difference between the face value and carrying value of MMP’s debt outstanding was amounts recognized for discounts incurred on debt issuances and market value adjustments to long-term debt associated with qualifying hedges. At December 31, 2007, maturities of MMP’s debt were as follows: $0 each year in 2008, 2009, 2010 and 2011; $163.5 million in 2012; and $750.0 million thereafter. MMP’s debt is non-recourse to us.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Revolving Credit Facility. In September 2007, MMP amended and restated its revolving credit facility to increase the borrowing capacity from $400.0 million to $550.0 million and extend the maturity date from May 2011 to September 2012. Borrowings under the facility remain unsecured and incur interest at LIBOR plus a spread that ranges from 0.3% to 0.8% based on MMP’s credit ratings and amounts outstanding under the facility. Borrowings under this facility are used primarily for general corporate purposes, including capital expenditures. Net borrowings under this revolver during 2007 were $143.0 million. As of December 31, 2007, $163.5 million was outstanding under this facility, and $3.3 million of the facility was obligated for letters of credit. The obligations for letters of credit are not reflected as debt on our consolidated balance sheets. The weighted-average interest rate on borrowings outstanding under the facility at December 31, 2006 and 2007 was 5.8% and 5.4%, respectively. Additionally, a commitment fee is assessed at a rate from 0.05% to 0.125%, depending on MMP’s credit rating.

6.45% Notes due 2014. In May 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million, and the discount is being accreted over the life of the notes. Including the impact of amortizing the gains realized on the interest hedges associated with these notes (see Note 10–Derivative Financial Instruments), the effective interest rate of these notes is 6.3%.

5.65% Notes due 2016. In October 2004, MMP issued $250.0 million of senior notes due 2016 in an underwritten public offering. The notes were issued for the discounted price of 99.9%, or $249.7 million, and the discount is being accreted over the life of the notes. Including the impact of amortizing the losses realized on the hedges associated with these notes (see Note 10–Derivative Financial Instruments), and the interest rate swap which effectively converts $100.0 million of these notes from fixed-rate to floating-rate debt, the weighted-average interest rate of these notes at December 31, 2006 and 2007 was 6.0% and 5.5%, respectively. The outstanding principal amount of the notes was decreased by $1.2 million at December 31, 2006 and increased by $2.7 million at December 31, 2007 for the fair value of the associated hedge.

6.40% Notes due 2037. In April 2007, MMP issued $250.0 million of 6.4% notes due 2037 in an underwritten public offering. The notes were issued for the discounted price of 99.6%, or $248.9 million, and the discount is being accreted over the life of the notes. Net proceeds from the offering, after underwriter discounts of $2.2 million and offering costs of $0.3 million, were $246.4 million. The net proceeds from this offering were used to repay MMP’s Magellan Pipeline notes, as discussed below. Including the impact of amortizing the gains realized on the interest hedges associated with these notes (see Note 10—Derivative Financial Instruments), the effective interest rate of these notes is 6.3%.

The revolving credit facility described above requires MMP to maintain a specified ratio of consolidated debt to EBITDA of no greater than 4.75 to 1.00. In addition, the revolving credit facility and the indentures under which MMP’s public notes were issued contain covenants that limit MMP’s ability to, among other things, incur indebtedness secured by certain liens or encumber its assets, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of its assets. MMP was in compliance with these covenants as of December 31, 2007.

The revolving credit facility and notes described above are senior indebtedness.

Magellan Pipeline Notes. In connection with the long-term financing of MMP’s acquisition of Magellan Pipeline, MMP and Magellan Pipeline entered into a note purchase agreement in October 2002. At December 31, 2006, $272.6 million of senior notes were outstanding pursuant to this agreement. Because the notes were due in October 2007, this amount less $1.8 million for the change in fair value of associated hedges (see Note 10—Derivative Financial Instruments) was reflected as current portion of long-term debt on our consolidated balance sheet at December 31, 2006. The remaining difference between the face value and the reported value of these notes at December 31, 2006 was the unamortized step-up in value of $1.9 million. MMP repaid these notes in May 2007, together with a make-whole premium of $2.0 million and accrued interest of $1.5 million, with net proceeds from a $250.0 million public offering of 30-year senior notes (see 6.40% Notes due 2037 above) and borrowings under MMP’s revolving credit facility. Prior to this repayment, MMP made deposits in an escrow account in anticipation of semi-annual interest payments on these notes. Deposits of $5.3 million at December 31, 2006 were reflected as restricted cash on our consolidated balance sheet.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

10. Derivative Financial Instruments

MMP uses interest rate derivatives to help manage its interest rate risk. The following table summarizes cash flow hedges MMP had settled and recorded to other comprehensive income (loss) as of December 31, 2007 associated with various debt offerings (dollars in millions):

Hedge	Date	Gain/(Loss)	Amortization Period
Interest rate swaps and treasury lock	May 2004	5.1	10-year life of 6.45% notes
Interest rate swaps	October 2004	(6.3)	12-year life of 5.65% notes
Interest rate swaps	April 2007	5.3	30-year life of 6.40% notes

In addition to the table above, during 2007 the remaining net gain on the cash flow hedge associated with the Magellan Pipeline notes was fully amortized. Total amortization of this hedge in 2007 was $0.3 million.

The following hedges were settled during 2007:

•

In September and November 2006, MMP entered into forward starting interest rate swap agreements to hedge against the variability of future interest payments on $250.0 million of debt it issued in April 2007. MMP accounted for these agreements as cash flow hedges. As of December 31, 2006, MMP recorded a $0.2 million gain associated with these agreements to other comprehensive income. These agreements were unwound and settled in April 2007, in conjunction with MMP’s public offering of $250.0 million of notes. MMP received $5.5 million from the settlement of these agreements, of which an additional gain of $5.0 million ($5.3 million total gain recognized) was recorded to other comprehensive income and is being amortized against interest expense over the life of the notes, $0.2 million was recorded as an adjustment to other current assets and $0.3 million was considered ineffective and recorded as other income. The total $5.3 million gain on this hedge settlement is included in the above table.

•

During May 2004, MMP entered into certain interest rate swap agreements with notional amounts of $250.0 million to hedge against changes in the fair value of a portion of the Magellan Pipeline notes. The fair value of these hedges at December 31, 2006 was $(1.8) million, which was recorded to other current liabilities and current portion of long-term debt. MMP unwound these agreements in May 2007 in conjunction with the repayment of the Magellan Pipeline notes, resulting in payments totaling $1.1 million to the hedge counterparties, of which $0.9 million was recorded to other expense and $0.2 million was recorded as a reduction of accrued interest.

Additionally, in October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016, which were issued in October 2004. MMP has accounted for this agreement as a fair value hedge. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under the terms of the agreement, MMP receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began in October 2004 and terminates in October 2016, which is the maturity date of the related notes. Payments settle in April and October each year with LIBOR set in arrears. During each period MMP records the impact of this swap based on the forward LIBOR curve. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR results in an adjustment to MMP’s interest expense. A 0.25% change in LIBOR would result in an annual adjustment to MMP’s interest expense of $0.3 million associated with this hedge. The fair value of this hedge at December 31, 2006 was $(1.2) million, which was recorded to other deferred liabilities and long-term debt. The fair value at December 31, 2007 was $2.7 million, which was recorded to other long-term assets and long-term debt.

11. Leases

Leases—Lessee. MMP leases land, office buildings, tanks and terminal equipment at various locations to conduct its business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove MMP’s pipeline from the property for non-performance. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2007, are as follows (in thousands):

2008	$2,953
2009	2,944
2010	2,930
2011	2,872
2012	2,144
Thereafter	8,528

Total	$22,371

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Leases—Lessor. MMP has entered into capacity and storage leases with remaining terms from one to 10 years that are accounted for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2007, are as follows (in thousands):

2008	$92,826
2009	87,287
2010	72,512
2011	54,091
2012	34,672
Thereafter	34,938

Total	$376,326

In December 2001, MMP purchased an 8.5-mile natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. MMP then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. MMP has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount. Future minimum lease payments receivable under this direct-financing leasing arrangement as of December 31, 2007, were $1.3 million each year in 2008, 2009, 2010, 2011 and 2012 and $5.0 million cumulatively for all periods after 2012. The net investment under direct financing leasing arrangements as of December 31, 2006 and 2007 was as follows (in thousands):

	December 31,
	2006	2007
Total minimum lease payments receivable	$12,793	$11,514
Less: Unearned income	5,043	4,192

Recorded net investment in direct financing leases	$7,750	$7,322

The net investment in direct financing leases was classified in our consolidated balance sheets as follows (in thousands):

	December 31,
	2006	2007
Classification of direct financing leases:
Current accounts receivable	$511	$563
Noncurrent accounts receivable	7,239	6,759

Total	$7,750	$7,322

12. Long-Term Incentive Plan

Our board of directors has adopted a long-term incentive plan (the “MMP LTIP”) for certain MGG GP employees who perform services for MMP and for our directors. The MMP LTIP primarily consists of phantom units and permits the grant of awards covering an aggregate of 3.2 million MMP limited partner units. The compensation committee of our board of directors (the “MMP Compensation Committee”) administers the MMP LTIP.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The MMP LTIP awards discussed below are subject to forfeiture if employment is terminated for any reason other than retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s award grant is prorated based upon the completed months of employment during the vesting period and the award is settled at the end of the vesting period. The award grants do not have an early vesting feature except under certain circumstances following a change in control of MMP’s general partner.

The following MMP LTIP awards have vested:

Grant Date	Unit Awards Granted	Forfeitures	Adjustments to Unit Awards for Attaining Above- Target Financial Results	Units Paid Out to Retirees Prior to Vesting Date	Units Paid Out on Vesting Date	Vesting Date	Value of Unit Awards on Vesting Date (Millions)
February 2004	159,024	14,648	140,794	—	285,170	12/31/06	$11.0
February 2005	160,640	11,348	149,292	—	298,584	12/31/07	$12.9
June 2006	1,170	—	1,170	—	2,340	12/31/07	$0.1

MMP settled the February 2004 award grants in January 2007 by issuing 184,905 MMP limited partner units and distributing those units to the participants. The difference between the MMP limited partner units issued to the participants and the total units accrued for represented the minimum tax withholdings associated with this award settlement. MMP paid associated tax withholdings and employer taxes totaling $4.4 million in January 2007.

MMP settled the February 2005 and June 2006 award grants in January 2008 by issuing 196,856 MMP limited partner units and distributing those units to the participants (See Note 17 — Subsequent Events). The difference between the MMP limited partner units issued to the participants and the total units accrued for represented the minimum tax withholdings associated with this award settlement. MMP paid associated tax withholdings and employer taxes totaling $5.1 million in January 2008.

The table below summarizes the MMP LTIP awards granted by the MMP Compensation Committee that have not yet vested.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Grant Date	Unit Awards Granted	Estimated Forfeitures	Adjustment to Unit Awards in Anticipation of Achieving Above- Target Financial Results	Total Unit Awards Being Accrued	Vesting Date	Unrecognized Compensation Expense at December 31, 2007 (in Millions)	Period Over Which the Unrecognized Expense Will Be Recognized
February 2006	168,105	12,607	139,948	295,446	December 31, 2008	$2.8	Next 12 months
Various 2006	9,201	3,132	5,462	11,531	December 31, 2008	$0.2	Next 12 months
March 2007	2,640	—	—	2,640	December 31, 2008	$0.1	Next 12 months
January 2007:
– Tranche 1	49,310	2,219	47,091	94,182	December 31, 2009	$2.2	Next 24 months
– Tranche 2	49,310	—	—	—	December 31, 2009	—	—
– Tranche 3	49,310	—	—	—	December 31, 2009	—	—
Various 2007:
– Tranche 1	3,920	177	3,743	7,486	December 31, 2009	$0.2	Next 24 months
– Tranche 2	3,920	—	—	—	December 31, 2009	—	—
– Tranche 3	3,920	—	—	—	December 31, 2009	—	—

The intrinsic value of the units being accrued for under the awards granted during 2006 at December 31, 2007 was $13.3 million. MMP is accounting for these award grants as follows:

•

The payout for 80% of the unit awards granted during 2006 is based on the attainment of long-term performance metrics. Upon vesting, these award grants must be paid out in MMP limited partner units and MMP is accounting for these grants as equity. The weighted-average grant date fair value of the award grants was $24.66 per unit, which was based on MMP’s unit price on the grant date less the present value of the per-unit estimated cash distributions during the vesting period.

•

The payout for 20% of the unit awards granted during 2006 is based on the attainment of long-term performance metrics and the individual participant’s personal performance. MMP is accounting for these grants as liabilities; therefore, the compensation expense recognized is based on the fair value of MMP’s units and the percentage of the service period completed at the end of each accounting period. The fair value of these award grants on December 31, 2007 was $40.68 per unit.

The March 2007 unit grants have no performance metrics and no ability to vest beyond the original number awarded. MMP is accounting for these grants as equity. The grant date fair value of these awards was $42.05 per unit. The intrinsic value of these units at December 31, 2007 was $0.1 million.

The unit awards approved during 2007 (excluding the March 2007 award grants discussed above) have a three-year vesting period; however, the grants are broken into three equal tranches. Under the first tranche, 80% of the payout was based on the attainment of performance metrics set for the 2007 year. Under the second and third tranches, 80% of the payout will be based on the attainment of performance metrics established during the first quarter of each respective fiscal year. Under all three tranches, 20% of the payouts are based on personal performance. Since MMP’s financial results for 2007 exceeded the established stretch targets, the accrual units for the first tranche of the 2007 awards included in the table above reflect the maximum number of payout units. The intrinsic value of the units being accrued for under the awards granted during 2007 was $4.4 million at December 31, 2007. MMP is accounting for these awards as follows:

•

80% of the unit awards are based on the attainment of performance metrics and are being accounted for as equity. The weighted-average grant date fair value of the first tranche of these equity awards was $32.76 per unit, which was based on MMP’s closing unit price on the grant date, less the present value of the per-unit estimated cash distributions during the vesting period. The grant date fair value of these award grants was $2.7 million.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•

20% of the unit awards are based on personal performance and are being accounted for as liabilities. The compensation expense recognized for these unit awards is based on the fair value of the awards and the percentage of the requisite service period completed at the end of each accounting period. The fair value of these award grants was $37.86 per unit on December 31, 2007.

Accounting for the second tranche of the 2007 unit awards began in the first quarter of 2008, when the performance metrics for that fiscal year were established by the MMP Compensation Committee. The compensation expense associated with the second tranche will be recognized over a two-year period. Accounting for the third tranche of these unit awards will begin in the first quarter of 2009, when the performance metrics for that fiscal year are established and the associated compensation expense will be recognized over a one-year period.

Long-term incentive awards were also granted to the independent members of our board of directors pursuant to MMP’s LTIP. MMP units granted to our directors were approximately 4,000 and 3,600 in 2006 and 2007, respectively.

13. Commitments and Contingencies

Environmental Liabilities. Liabilities recognized for estimated environmental costs were $57.2 million and $57.6 million at December 31, 2006 and 2007, respectively. Environmental liabilities have been classified as current or noncurrent based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years.

MMP’s environmental liabilities include, among other items, accruals for the items discussed below:

Petroleum Products EPA Issue. In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to a former affiliate of MMP with regard to petroleum discharges from its pipeline operations. That inquiry primarily focused on the petroleum products pipeline system, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumed that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million. Most of the amounts MMP has accrued for this matter were included as part of the environmental indemnification settlement MMP reached with its former affiliate (see Indemnification Settlement description below). The DOJ and EPA have added to their original demand a release that occurred in the second quarter of 2005 from MMP’s petroleum products pipeline near its Kansas City, Kansas terminal and a release that occurred in the first quarter of 2006 from MMP’s petroleum products pipeline near Independence, Kansas. MMP’s accrual includes these additional releases. Management is in ongoing negotiations with the EPA; however, it is unable to determine what MMP’s ultimate liability could be for these matters.

Ammonia EPA Issue. In February 2007, MMP received notice from the DOJ that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Sections 301 and 311 of the Act with respect to two releases of anhydrous ammonia from the ammonia pipeline owned by MMP and operated by a third party. The DOJ stated that the maximum statutory penalty for alleged violations of the Act for both releases combined was approximately $13.2 million. The DOJ also alleged that the third-party operator was liable for penalties pursuant to Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act for failure to report the releases on a timely basis, with the statutory maximum for those penalties as high as $4.2 million. In March 2007, MMP received a demand from the third-party operator for defense and indemnification in regards to a DOJ criminal investigation regarding whether certain actions or omissions of the third-party operator constituted violations of federal criminal statutes. The third-party operator has subsequently settled this criminal investigation with the DOJ by paying a $1.0 million fine. MMP believes that it does not have an obligation to indemnify or defend the third-party operator for the DOJ criminal fine settlement. The DOJ stated in its notice to MMP that it does not expect MMP or the third-party operator to pay the penalties at the statutory maximum; however, it may seek injunctive relief if the parties cannot agree on any necessary corrective actions. MMP has accrued an amount for these matters based on its best estimates that is less than the maximum statutory penalties. MMP is currently in discussions with the EPA, DOJ and the third-party operator regarding these two releases; however, MMP is unable to determine what its ultimate liability could be for these matters.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Indemnification Settlement. Prior to May 2004, a former affiliate had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that were contributed to MMP at the time of its initial public offering or which MMP subsequently acquired from this former affiliate. In May 2004, we entered into an agreement with the former affiliate under which the former affiliate agreed to pay MMP $117.5 million to release it from these indemnifications. On June 29, 2007, MMP received the final $35.0 million installment payment associated with this agreement. While the settlement agreement releases our former affiliate from its environmental and certain other indemnifications, some indemnifications remain in effect. These remaining indemnifications cover issues involving employee benefits matters, rights-of-way, easements and real property, including asset titles, and unlimited losses and damages related to tax liabilities.

In conjunction with this settlement:

•

We recorded $61.8 million as a receivable from our former affiliate with an offsetting reduction of the June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received as of June 2003 from our former affiliate ($106.9 million) less the amount of previously recognized environmental receivables from our former affiliate ($45.1 million); and

•

The difference between the undiscounted amounts received from our former affiliate and the discounted value of those cash payments was $10.6 million, which we recognized as interest income and an increase to our receivable with our former affiliate over the period from May 25, 2003 to the final payment made on June 29, 2007.

Our receivable balance with our former affiliate was $33.9 million at December 31, 2006 and $0 at December 31, 2007. We contributed to MMP all amounts received pursuant to the indemnification settlement. At December 31, 2006 and December 31, 2007, known liabilities that would have been covered by this indemnity agreement were $45.7 million and $42.9 million, respectively. Through December 31, 2007, MMP has spent $45.5 million of the $117.5 million indemnification settlement amount for indemnified matters, including $20.1 million of capital costs. The cash MMP has received from the indemnity settlement is not reserved and has been used by MMP for its various other cash needs, including expansion capital spending.

Environmental Receivables. MMP had recognized receivables from insurance carriers and other entities related to environmental matters of $5.9 million and $6.9 million at December 31, 2006 and December 31, 2007, respectively.

Unrecognized Product Gains. MMP’s petroleum products terminals operations generate product overages and shortages. When MMP’s petroleum products terminals experience net product shortages, it recognizes expense for those losses in the periods in which they occur. When MMP experiences net product overages, it has product on hand for which it has no cost basis. Therefore, these net overages are not recognized in our or MMP’s financial statements until the associated barrels are either sold or are used to offset product losses. The combined net unrecognized product overages for MMP’s operations had a market value of approximately $11.1 million as of December 31, 2007. However, the actual amounts MMP will recognize in future periods will depend on product prices at the time the associated barrels are either sold or used to offset future product losses.

Other. MMP is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our financial position.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

14. Fair Value Disclosures

Fair Value of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosure for financial instruments:

Cash and cash equivalents and restricted cash. The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity or variable rates of these instruments.

Accounts receivable – indemnification receivable. This asset represents amounts due from a former affiliate related to MMP’s indemnification settlement agreement (see Note 13 – Commitments and Contingencies). Fair value was determined by discounting expected future cash receipts at our estimated lending rate to the former affiliate.

Long-term receivables. Fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Debt. The fair value of MMP’s publicly traded notes was based on the prices of those notes at December 31, 2006 and 2007. The fair value of MMP’s Magellan Pipeline notes was determined by discounting estimated future cash flows using its incremental borrowing rate. The carrying amount of floating-rate borrowings at December 31, 2007 approximates fair value due to the variable rates of those instruments.

Interest rate swaps. Fair value was determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been settled at year-end. The 2006 values represent long-term liabilities and the 2007 values represent long-term assets.

Other deferred liabilities – deposits. This liability represents a long-term deposit MMP holds associated with our third-party supply agreement. Fair value was determined by discounting the deposit amount at MMP’s incremental borrowing rate.

The following table reflects the carrying amounts and fair values of our consolidated financial instruments as of December 31, 2006 and 2007 (in thousands):

	December 31, 2006		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$6,390	$6,390	$—	$—
Restricted cash	5,283	5,283	—	—
Accounts receivable – indemnification receivable	33,915	33,718	—	—
Long-term receivables	7,239	6,526	7,801	6,849
Debt	794,383	800,385	911,801	933,650
Interest rate swaps	(2,935)	(2,935)	2,735	2,735
Other deferred liabilities – deposits	13,500	7,042	18,500	9,886

Fair Value Measurements

In September 2006, the FASB adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, earlier application was encouraged. We elected to adopt SFAS No. 157 effective January 1, 2007. MMP’s fair value measurements as of December 31, 2007 using significant other observable inputs for interest rate swap derivatives were $2.7 million.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

15. Distributions

Distributions paid by MMP, including amounts paid to us during 2006 and 2007 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner (a)	Total Cash Distribution
02/14/06	$0.55250	$33,526	$3,138	$12,839	$49,503
05/15/06	0.56500	37,494	—	13,668	51,162
08/14/06	0.57750	38,324	—	14,497	52,821
11/14/06	0.59000	39,153	—	15,327	54,480

Total	$2.28500	$148,497	$3,138	$56,331	$207,966

02/14/07	$0.60250	$40,094	$—	$16,197	$56,291
05/15/07	0.61625	41,009	—	17,112	58,121
08/14/07	0.63000	41,924	—	18,027	59,951
11/14/07	0.64375	42,839	—	18,942	61,781

Total	$2.49250	$165,866	$—	$70,278	$236,144

(a)	Includes amounts we were paid for our incentive distribution rights.

We paid the same amounts paid to us by MMP to our owner, MGG, on the same dates listed in the above tables.

In February 2006, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to us by $9.3 million cumulatively during 2004, 2005 and 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million.

On February 14, 2008, MMP paid cash distributions of $0.6575 per unit on its outstanding limited partner units to unitholders of record at the close of business on February 6, 2008. Because MMP issued 197,433 limited partner units in January 2008 and we did not make an equity contribution to MMP associated with that equity issuance, our ownership interest in MMP changed from 1.995% to 1.989%. See Note 17– Subsequent Events for further discussion of this matter. The total distributions paid by MMP on February 14, 2008 were $63.8 million, of which $1.3 million was paid to us on our 1.989% general partner interest and $18.6 million on our incentive distribution rights, and we paid $19.9 million to MGG on February 14, 2008.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

16. Owners’ Equity

On January 1, 2006, MMP had 60,680,928 common units and 5,679,696 subordinated units outstanding, of which all were held by the public. MMP’s subordination period ended on December 31, 2005, when MMP met the final financial tests provided in its partnership agreement. Following the termination of MMP’s subordination period, we reclassified $277.4 million from non-controlling interest to owner’s equity. This reclassification recognized the gain on sale by MGG of MMP’s limited partner units in 2004 and 2005. As a result of the termination, on January 31, 2006, all of the remaining MMP subordinated units converted to common units.

At December 31, 2007, all of MMP’s 66,546,297 limited partner units outstanding were held by the public and our general partner ownership interest in MMP was 1.989%.

The limited partners holding MMP common units have the following rights, among others:

•	right to receive distributions of MMP’s available cash within 45 days after the end of each quarter;

•	right to elect our board members;

•	right to remove us as MMP’s general partner upon a 66.7% majority vote of outstanding unitholders;

•	right to transfer MMP common unit ownership to substitute limited partners;

•

right to receive an annual report, containing audited financial statements of MMP and a report on those financial statements by MMP’s independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in MMP on any meeting that we may call; and

•	right to inspect MMP’s books and records at the unitholders’ own expense.

For purposes of determining capital balances, MMP allocates net income to its general partner and limited partners based on their contractually-determined cash distributions declared and paid following the close of each quarter with adjustments for amounts directly charged to us for specific costs that we have assumed and for which the limited partners are not responsible. However, for periods in which MMP’s net income exceeds its distributions, the net income allocation is adjusted as if the undistributed net income is allocated an approximate 2% to us and the remainder to the limited partners.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During 2007, cash distributions paid by MMP were made based on the following table:

		Percentage of Distributions General Partner
MMP Quarterly Distribution Per Unit	Limited Partners	General Partner Interest	Incentive Distribution Rights
up to $0.289	98.005%	1.995%	0%
above $0.289 up to $0.328	85.005%	1.995%	13.000%
above $0.328 up to $0.394	75.005%	1.995%	23.000%
above $0.394	50.005%	1.995%	48.000%

See Note 17–Subsequent Events for a discussion of the changes in the percentage of distributions to the limited and general partner interests that occurred after December 31, 2007.

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective capital accounts. The limited partners’ liability is generally limited to their investment.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Our Equity (Deficit). The change in our owner’s equity (deficit) and other comprehensive loss during 2006 and 2007 is as follows (in thousands):

	Other Comprehensive Loss	Owner’s Equity (Deficit)	Total
Balance, January 1, 2006	(1,573)	(213,501)	(215,074)
Comprehensive income:
Net income	—	37,389	37,389
Amortization of net loss on cash flow hedges	212	—	212
Net gain on cash flow hedges	236	—	236
Additional minimum pension liability	343	—	343

Total comprehensive income	791	37,389	38,180
Adjustment to accumulated other comprehensive loss to recognize the funded status of the postretirement benefit plans	(9,305)	—	(9,305)
Adjustment to reflect gain on sale of MMP units following the termination of MMP’s subordination period	—	277,392	277,392
Distributions	—	(56,332)	(56,332)
Affiliate capital contributions	—	15,453	15,453
Equity method incentive compensation expense	—	1,770	1,770
Other	—	398	398

Balance, December 31, 2006	$(10,087)	$62,569	$52,482

Comprehensive income:
Net income	—	58,015	58,015
Amortization of net gain on cash flow hedges	(419)	—	(419)
Net gain on cash flow hedges	5,018	—	5,018
Settlement expense and amortization of prior service cost and net actuarial loss	1,833	—	1,833
Adjustment to recognize the funded status of our affiliate postretirement plans	(939)	—	(939)

Total comprehensive income	5,493	58,015	63,508
Distributions	—	(70,277)	(70,277)
Affiliate capital contributions	—	5,218	5,218
Equity method incentive compensation expense	—	3,076	3,076
Other	—	(38)	(38)

Balance, December 31, 2007	$(4,594)	$58,563	$53,969

17. Subsequent Events

On January 24, 2008, the compensation committee of MMP’s general partner approved 199,542 unit award grants pursuant to MMP’s long-term incentive plan, of which 184,051 have been granted to date. These award grants have a three-year vesting period that will end on December 31, 2010.

On January 24, 2008, MMP issued 197,433 of its limited partner units, of which 196,856 were issued to settle the 2005 unit award grants to certain employees, which vested on December 31, 2007, and 577 were issued to settle the equity-based retainer paid to one of the directors of our general partner. We did not make an equity contribution to MMP associated with this equity issuance and as a result our general partner ownership interest in MMP changed from 1.995% to 1.989%. Our incentive distribution rights were not affected by this transaction. As a result, cash distributions paid by MMP after January 24, 2008 will be made based on the following table:

	Percentage of Distributions
		Magellan GP, LLC
Quarterly Distribution Amount per Unit	Limited Partners	General Partner Interest	Incentive Distribution Rights
Up to $0.289	98.011%	1.989%	0.000%
Above $0.289 up to $0.328	85.011%	1.989%	13.000%
Above $0.328 up to $0.394	75.011%	1.989%	23.000%
Above $0.394	50.011%	1.989%	48.000%

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During January 2008, MMP acquired a petroleum products terminal in Bettendorf, Iowa from CITGO Petroleum Corporation for $12.0 million. MMP has subsequently leased the Bettendorf terminal to a third-party entity under a long-term lease that has an initial term of five years.

Also during January 2008, MMP entered into a total of $200.0 million of forward starting interest rate swap agreements to hedge against the variability of future interest payments on a portion of borrowings under MMP’s revolving credit facility. MMP anticipates refinancing up to $250.0 million of its revolver borrowings with either new variable-rate debt or with ten-year fixed-rate debt by the end of the second quarter of 2008. MMP’s objective is to limit its exposure to changes in the benchmark interest rate between now and the date of the refinancing. MMP will account for the interest rate swap agreements as cash flow hedges.

On February 14, 2008 MMP paid cash distributions of $0.6575 per unit on its outstanding common limited partner units to unitholders of record at the close of business on February 6, 2008. The total distributions paid were $63.8 million, of which $1.3 million was paid to us on our 1.989% general partner interest and $18.6 million on our incentive distribution rights.

During February 2008, MMP entered into an agreement to assign its third-party supply obligation to a third-party entity effective March 1, 2008. MMP will continue to earn transportation revenues for the product it ships related to this supply agreement but will no longer recognize associated product sales and purchases. MMP will share in a portion of the assignor’s trading profits or losses relating to the assigned product supply agreement, but it will not be required to hold inventories. As of December 31, 2007, MMP held inventory valued at $49.3 million for the third-party supply agreement. Upon the March 1, 2008 effective date, MMP will sell any remaining inventory to the assignor and recognize the resulting gain or loss based on inventory values on that date. In the event the third-party entity assuming this obligation from MMP is unable to perform on this agreement through the 2018 expiration date, the supply agreement obligation will revert back to MMP.